

August 3, 2010

Mr. Philip G. Franklin
Chief Financial Officer
Littelfuse, Inc.
8755 West Higgins Road
Suite 500
Chicago, Illinois 60631

> **Re:** **Littelfuse, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed February 26, 2010**
> **File No. 000-20388**

Dear Mr. Franklin:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief